ProShare Capital Management LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

December 21, 2011

VIA EDGAR CORRESPONDENCE

Sonia Gupta Barros, Esq.

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust II Registration Statement on Form S-1
Filed on September 16, 2011 (File No. 333-176878)

Dear Ms. Barros:

We are writing to respond to your comment letter dated October 17, 2011 concerning the Form S-1 registration statement (the “Registration Statement”) filed on behalf of ProShares Trust II (the “Registrant”) on September 16, 2011. As you know, the Registration Statement was filed in response to a request by the Securities and Exchange Commission staff (the “Staff”) to move the registration of the offering of securities of eleven series of the Registrant from an already effective Form S-3 registration statement (File No. 333-163511) to a Form S-1 registration statement. For ease of reference, each comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Registration Statement.

Registration Statement

1.	Comment: We note that you have included in this registration statement eleven separate series. The cover page of each prospectus included in the registration statement states that the Trust may from time to time offer to sell common units of beneficial interest of other series of the Trust identified in the future by supplement. Please tell us why you believe it would be appropriate to include additional series in future supplements to the prospectus.

Response: We understand that additional series of the Trust that are not currently offered by the Trust would be added by amendment to the Registration Statement and not by supplement. Therefore, we have removed references indicating that the Trust may from time to time offer to sell common units of beneficial interest of other series of the Trust identified in the future by supplement.

Prospectuses

2.	Comment: We refer to your statements on the prospectus cover page and on page 17 that you are not an investment company subject to the Investment Company Act of 1940. We note, however, that you may invest in forward contracts and swap agreements. If you are relying on an exemption from registration under the Investment Company Act of 1940, please tell us. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: The Funds will not be “investment companies” within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”) because they will not be engaged, and do not propose to engage, primarily in the business of investing, reinvesting or trading in securities. You note specifically the Funds’ investments in forward contracts and swap agreements, which will be based on underlying commodities or currencies, and ask why the Funds are excluded from the definition of investment company. In short, we do not believe that the Funds’ investments in such forward contracts or swap agreements are investments in “securities.” Accordingly, we do not believe that such investments should cause the Funds to register as investment companies under the 1940 Act.

Although neither the SEC nor its Staff has definitively opined on whether the definition of “security” under the 1940 Act includes forward contracts on commodities or currencies, the Staff has provided no-action relief treating forward contracts as falling outside the 1940 Act’s definition of security. See, e.g., PIMCO Funds (pub. avail. July 9, 2002) (although the Staff does not opine on whether currency-linked derivatives are “investment securities” under the 1940 Act, the Staff provides no-action relief permitting a fund to treat such derivatives, including forward contracts on currency, as non-“investment securities”). In fact, the Staff has in certain instances assumed that “forward and spot currency contracts and currency options are not securities within the [1940] Act’s definition.” See Drinker Biddle & Reath LLP (pub. avail. Dec. 18, 1998) (no-action relief from Section 17(e) of the 1940 Act).

Swap agreements on commodities and currencies also are not securities under the 1940 Act. In this regard, Congress recently clarified the SEC’s role in the regulation of swap agreements with the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Title VII of the Dodd-Frank Act divides the regulation of derivatives between “swaps” regulated by the CFTC and “security-based swaps” regulated by the SEC. In establishing jurisdictional boundaries, the Dodd-Frank Act conferred to the SEC regulation over “security-based swaps,” which are swap agreements based on, among other things, a narrow-based security index or a single security or loan, including in each case any interest therein or the value thereof. Other types of swap agreements, including commodity-linked and currency-linked swap agreements, are subject to regulation by the CFTC. The swap agreements that the Funds invest in are not “security-based swaps” and are clearly within the CFTC’s jurisdiction.

Consistent with this jurisdictional divide, the Sponsor is registered as a commodity trading advisor and commodity pool operator and each Fund is deemed to be a commodity pool under the Commodity Exchange Act. As a commodity trading advisor and commodity pool operator, the Sponsor is subject to comprehensive regulation by the CFTC.

Although the Funds may also invest in money market instruments, the Staff has recognized that a commodity pool's balance sheet may not necessarily be a useful indicator of the pool's primary business for purposes of assessing the pool's status under the 1940 Act. The Staff has taken the position, therefore, that in determining the primary business of a commodity pool, the most important factor to be considered is the portion of the pool's business with respect to which it anticipates realization of the greatest gains and exposure to the largest risk of loss. See Peavey Commodity Futures Fund (pub. avail. June 2, 1983). In the Staff’s view, a commodity pool's primary business should be deemed to be investing or trading in commodity interests (and, therefore, it should not be considered an investment company subject to 1940 Act regulation) if (1) the pool looks primarily to commodity interests as its principal intended source of gains, (2) the pool anticipates that commodity interests present the primary risk of loss, and (3) the pool's historical development, public representations of policy (in its prospectus or offering circular and in marketing materials), and the activities of those charged with management of the pool demonstrate that the pool's primary business is investing or trading in commodity interests, rather than securities. See Managed Futures Association (pub. avail. Jul. 15, 1996).

The Funds’ principal source of gains and their primary risk of losses will clearly be driven by changes in the value of the commodity-linked, currency-linked or futures based equity market volatility Financial Instruments held by the Funds, and not by changes in the value of securities. The investments in money market instruments are designed to collateralize the Financial Instruments exposure that each Fund obtains and to preserve principal. In addition, the historical development, public representations of policy and the activities of management have all indicated that the Funds are commodity pools, and not investment companies. The disclosure for each Fund has, since its inception, indicated that such Fund is a commodity pool and not an investment company. These disclosures are subject to, and have complied with, the requirements set forth by the National Futures Association (the “NFA”), a CFTC-registered futures association, and each filing is reviewed and subject to comment by the NFA.

In conclusion, we believe that the Funds will not be primarily engaged in investing, reinvesting or trading in securities but in investing, reinvesting and/or in trading commodity-linked, currency-linked or futures based equity market volatility Financial Instruments.

Prospectus Cover Page

3.	Comment: Please clearly identify the benchmark for each Fund on the cover page. In addition, please clarify that most Funds will not invest in the benchmark’s underlying assets, but will attempt to match benchmark returns through investments in certain financial instruments.

Response: The requested disclosure clarifying the identity of each Fund’s benchmark has been added to the cover page of each prospectus in the Registration Statement. In addition, we have added disclosure to the Commodity Index Funds’ and Currency Funds’ prospectus clarifying that the Funds described in such prospectus do not currently intend to invest directly in any commodity or currency, but will attempt to gain exposure to the applicable commodity index, currency benchmark, commodity or currency through Financial Instruments.

Risk Factors, page 4

Due to the compounding of daily returns . . ., page 4

4.	Comment: Please revise this risk factor to provide an example that illustrates losses in addition to or in lieu of gains and present the example with losses first. Please also include a total return example that is for a period of longer than five days.

Response: The referenced disclosure has been revised to illustrate an overall benchmark loss in addition to an overall benchmark gain for a period of seven days. The example showing an overall benchmark loss is presented first.

We believe that illustrations of total return for periods longer than seven days are reflected in the one-year estimated Fund return tables cited in Comment 5. The tables provide investors with an ability to gauge the effects of benchmark volatility and benchmark performance on a particular type of Fund (i.e., leveraged, inverse and inverse leveraged fund) over a one-year period under the assumptions provided. As noted in our response to Comment 5, the tables reflect the effects of compounding. With such tables, an investor can estimate the returns of a Fund factoring in the effects of compounding under a variety of circumstances, including scenarios reflecting an overall benchmark loss and/or an overall benchmark gain under particular benchmark volatility assumptions.

5.	Comment: We refer to your disclosure on page 8 that states that “the table shows, with a benchmark volatility of 40%, such a fund would return 3.1%, again absent the effects of compounding.” Given that the point of the table is to show estimated fund returns over a one-year period, please explain to us why you have removed the effects of compounding from the table.

Response: The above-referenced table and accompanying tables do include the effects of compounding. Therefore, we have revised the sentence to read, “[h]owever, as the table shows, with a benchmark volatility of 40%, such a fund would return 3.1%.”

Description of the Dow Jones–UBS Commodity Index and Subindexes, page 22

6.	Comment: Please provide the current percentage make-up of the composite commodities of the Dow Jones–UBS Commodity Index.

Response: We have provided the current percentage make-up of the composite commodities of the Dow Jones–UBS Commodity Index as of September 30, 2011.

7.	Comment: We refer to your description of the Dow Jones–UBS Natural Gas Subindex on page 23. Please revise your disclosure to expand your description of this Subindex, including how the roll feature works and the impact that contango and backwardization may have on its performance. Please provide quantitative disclosure that illustrates how the Subindex may differ from the spot price of natural gas. Please also consider revising your risk factor, “The Commodity Index Funds are linked to indexes comprised of commodity futures contracts, and are not directly linked to the spot prices . . . .” on page 13 accordingly.

Response: We have added disclosure to the description of the Dow Jones–UBS Commodity Index and Dow Jones – UBS Natural Gas Subindex sections that further explains how the roll feature operates for each of these indexes. Rather than expand on the description of the risks associated with contango and backwardation and/or the risk that the Dow Jones – UBS Natural Gas Subindex may differ from the spot price of natural gas in the description of such Subindex, we believe that comprehensive descriptions of such risks are more appropriately found in the “Principal Risks” section of the prospectus. Therefore, we have also included a citation to the risk factor regarding contango and backwardation, as well as a citation to the risk factor on variations between the futures prices and the spot prices on such commodities in the description of the Dow Jones – UBS Commodity Index and the Dow Jones–UBS Natural Gas Subindex, to remind investors of the impact that both have on the Funds.

In addition, we have updated the risk factor entitled, “[T]he Commodity Index Funds are linked to indexes comprised of commodity futures contracts, and are not directly linked to the spot prices of the underlying physical commodities,” to quantitatively illustrate how the Dow Jones – UBS Natural Gas Subindex could either underperform or outperform the spot price of natural gas over a one-year period.

Investment Objectives and Principal Investment Strategies, page 27

8.	Comment: Please tell us the percentage of each Fund’s assets that will be held in Financial Instruments and the percentage in each type of Financial Instrument.

Response: Each Fund will be exposed to Financial Instruments. The amount of these exposures differs with each particular Fund and may be changed without shareholder approval at any given time. Currently, the Funds anticipate that they will be exposed to the specific Financial Instruments in the following amounts:

	Swaps		Forwards		Futures
	Low	High	Low	High	Low	High
Ultra DJ-UBS Natural Gas	0%		0%		200%
UltraShort DJ-UBS Natural Gas	0%		0%		-200%
Ultra DJ-UBS Commodity	200%		0%		0%
UltraShort DJ-UBS Commodity	-200%		0%		0%
Ultra VIX Short-Term Futures	0%		0%		200%
Short VIX Short-Term Futures	0%		0%		-100%
VIX Short-Term Futures	0%		0%		100%
VIX Mid-Term Futures	0%		0%		100%
Ultra Euro	0%		200%		0%
Ultra Yen	0%		200%		0%

9.	Comment: With respect to the Natural Gas Funds, please discuss in greater detail how you intend to roll futures contracts and how position limits may affect the Natural Gas Funds.

Response: Generally, the Registrant will roll the Natural Gas Funds’ and the other Commodity Index Funds’ futures contracts in a manner and at times that correlate to the manner and times that the Funds’ underlying benchmarks roll their futures contracts. This is to ensure adequate tracking and correlation to meet the investment objectives of such Funds.

As described further in the Principal Investment Strategies section of the prospectus, the Natural Gas Funds will ordinarily take long or short positions in futures contracts. However, there may be times that the position limits with respect to the natural gas futures contracts are met and the Funds can no longer obtain adequate exposure to such natural gas futures contracts. In these circumstances, the Natural Gas Funds may obtain exposure to their underlying benchmarks by investing in other futures contracts that are not based on the particular natural gas futures contracts comprising a Fund’s benchmark, if such instruments demonstrate a high correlation with the futures contracts that comprise the benchmark. In addition, under such circumstances, the Natural Gas Funds may invest in swap agreements that provide appropriate levels of investment exposure to the affected natural gas futures contracts.

Charges, page 42

10.	Comment: To the extent that you anticipate rebalancing costs and such costs are not reflected in the Breakeven Table, please revise the narrative or provide footnote disclosure, as appropriate, to reflect these costs.

Response: We have revised the Breakeven Tables to reflect all estimated transactions costs to be incurred by the Funds. The revised Breakeven Tables therefore reflect anticipated rebalancing costs for each Fund.

Material U.S. Federal Income Tax Considerations, page 53

11.	Comment: We note that your shareholders will receive a Schedule K-1 that reports their allocable portion of tax items. Please consider explaining this on the cover page of the prospectus. Please also include risk factor disclosure in the summary of the prospectus and in the risk factor section on issues investors may face because of this tax treatment. In particular we note that Schedules K-1 are usually complex and involve the engagement by individuals of sophisticated tax experts.

Response: We have reviewed this comment and determined that a cover page risk factor regarding Schedule K-1 is unnecessary. We understand that Schedule K-1 is complex and have revised our risk factor disclosures to include a discussion of the complex nature of the schedule.

Incorporation by Reference of Certain Documents, page 96

12.

Comment: We refer to the last bullet point on page 97 that forward incorporates all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2010 and prior to the effectiveness of this registration statement. Form S-1 does not provide for forward incorporation by reference of Exchange Act reports. If you wish to incorporate by reference an Exchange Act report filed after your initial filing date but prior to effectiveness, you must file a pre-effective amendment and include a specific reference to such report. Refer to Securities Act Forms Compliance and Disclosure Interpretation 113.05.

Response: The Registrant understands the forward incorporation restrictions and has filed a pre-effective amendment with a specific reference to the Trust’s Quarterly Report on Form 10-Q for the period ended September 30, 2011.

Prospectus for ProShares Ultra VIX Short-Term Futures ETF

General

13.	Comment: Please conform the VIX Funds prospectus to all applicable comments above related to the prospectus for ProShares Ultra DJ–UBS Commodity et al.

Response: The requested changes have been made.

Prospectus Cover Page

14.	Comment: Please clearly identify the benchmark associated with each Fund and clarify that it is the intent for the Matching Funds to track the benchmark.

Response: The requested disclosure has been added to the cover page of the VIX Funds’ prospectus.

*        *        *         *        *

We hope that these responses and revised disclosures adequately address your comments. To assist with your review, we attach a blacklined copy of the Registration Statement marked to reflect all changes. If the Staff has any further comments or questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang

Kenneth C. Fang

ProShare Capital Management LLC

Vice President and Legal Counsel

Cc:    Kristina Aberg, Esq. (SEC)